

July 16, 2012

Via E-Mail
Kevin J. Zugibe
Chairman and Chief Executive Officer
Hudson Technologies, Inc.
P.O. Box 1541
One Blue Hill Plaza
Pearl River, New York 10965

> **Re: Hudson Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2012**
> **File No. 333-182526**

Dear Mr. Zugibe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us how you are eligible to conduct your offering on Form S-3. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million during the 60 days prior to filing the registration statement, so that you would not meet the requirement of General Instruction I.B.1 to use Form S-3. If you are relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the informational requirements to warrant holders required by General Instruction I.B.4(b) and (c). If you are relying on General Instruction I.B.6 to use Form S-3, please include the information on your prospectus cover page that is required by Instruction 7 to General Instruction I.B.6.

2. We note that your original registration statement, SEC file number 333-151973, expired on September 5, 2011 under Rule 415(a)(5). Please tell us supplementally whether any offers or sales of the shares originally covered by this registration statement were made

after this date. In this regard, we note that the new Form S-3 filed on July 3, 2012 registers 1,168,750 shares of common stock underlying outstanding warrants, which is 200,000 less than the amount offered on the July 2, 2010 prospectus supplement to your original registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Richard DiStefano